October 13, 2011

VIA EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Taylor Capital Group, Inc.

Form 10-K

Filed March 22, 2011

Form 10-Q

Filed August 4, 2011

File No. 000-50034

Dear Mr. Nolan:

Below is our response to your comment letter dated September 15, 2011:

December 31, 2010 Form 10-K
  Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

  Response:

  Beginning with the Form 10-Q for the quarter ended September 30, 2011, the Company will enhance its disclosure describing the risk characteristics of each of its loan portfolio segments. A draft of the proposed enhanced disclosure, which will be included in the Loan Portfolio section of Management's Discussion and Analysis, is as follows:

  Commercial and Industrial ("C&I") loans are loans to businesses or to individuals for business purposes. C&I loans are made on either a secured or unsecured basis for a wide range of business purposes, terms, and maturities. These loans are made primarily in the form of seasonal or working-capital loans or term loans. Repayment of these loans is generally provided through the operating cash flow of the borrower.

  The risk characteristics of C&I loans are largely influenced by general economic conditions, such as inflation, recessionary pressures, the rate of unemployment, changes in interest rates and money supply, and other factors that affect the borrower's operations and the value of the underlying collateral. The Company's credit risk strategy emphasizes consistent underwriting standards and diversification by industry and customer size. The Company's C&I loan portfolio is comprised of loans made to a variety of businesses in a diverse range of industries. This portfolio diversification is a significant factor used to mitigate the risk associated with fluctuations in economic conditions.

  C&I loans also include those loans made by the Company's asset-based lending division. Asset-based loans are made to businesses with the primary source of repayment derived from payments on the related assets securing the loan. Collateral for these loans may include accounts receivable, inventory, equipment and other fixed assets, and is monitored regularly to ensure ongoing sufficiency of collateral coverage and quality. The primary risk for these loans is a significant decline in collateral values due to general market conditions. Loan terms that mitigate these risks include typical industry amortization schedules, percentage of collateral coverage, maintenance of cash collateral accounts and regular asset monitoring. Because of the national scope of the Company's asset-based lending, the risk of these loans is also diversified by geography.

  Commercial real estate loans on completed properties include loans for the purchase of real property or for other business purposes where the primary collateral is the underlying real property. The Company's commercial real estate loans consist of loans on commercial owner-occupied properties and investment properties. Investment properties refer to multi-family residences and income producing non-owner occupied commercial real estate, including retail strip centers or malls, office and mixed use properties and other commercial and specialized properties, such as nursing homes, gas stations and convenience stores, churches, hotel, and motels. Repayment of these loans is generally provided through the operating cash flow of the property.

  The risk in a commercial real estate loan depends primarily on the loan amount in relation to the value of the underlying collateral, the interest rate, and the borrower's ability to repay in a timely fashion. The credit risk of these loans is influenced by general economic and market conditions and the resulting impact on a borrower's operation of the owner-occupied business or upon the fluctuation in value and earnings performance of an income producing property. In addition, the value of the underlying collateral is influenced by local real estate market trends and general economic conditions. Credit risk is managed in this portfolio through underwriting standards, knowledge of the local real estate markets, periodic reviews of the loan collateral and the borrowers' financial condition. In addition, all commercial real estate loans are supported by an independent third party appraisal at inception.

  Residential real estate construction and land loans primarily consist of loans to real estate developers to construct single-family homes, town-homes and condominium conversions. Commercial real estate construction and land loans primarily consist of loans to construct commercial real estate or income-producing properties. Both the residential and commercial real estate construction and land loans are repaid from proceeds from the sale of the finished units by the developer or may be converted to commercial real estate loans at the completion of the construction process. The risk characteristics of these loans are influenced by national and local economic conditions, including the rate of unemployment and consumer confidence and the related impact that these conditions have on demand, housing prices and real estate values. In addition, credit risk on individual projects is influenced by the developers' ability and efficiency in completing construction, selling finished units or obtaining tenants to occupy these properties. Credit risk for these loans is primarily managed by underwriting standards, lending primarily in local markets to developers with whom the Company has experience and ongoing oversight of project progress.

  The Company's consumer loans consist of open and closed-end credit extended to individuals for household, family, and other personal expenditures. Consumer loans primarily include loans to individuals secured by their personal residence, including first mortgages and home equity and home improvement loans. The primary risks in consumer lending are loss of income of the borrower that can result from job losses or unforeseen personal hardships due to medical or family issues that may impact repayment. In the case of first and second mortgage or home equity lending, a significant reduction in the value of the asset financed can influence a borrower's ability to repay the loan. Because the size of consumer loans is typically smaller than commercial loans, the risk of loss on an individual consumer loan is usually less than that of a commercial loan. Credit risk for these loans is managed by reviewing creditworthiness of the borrower, monitoring payment histories and obtaining adequate collateral positions.

  On page 49, you disclose that a loan committee determines if a loan should be partially or fully charged-off. We also note your disclosure in Note 4 to the financial statements, that the unpaid principal balance is significantly greater than the reduced balance of impaired loans. Please revise future filings to discuss in detail your charge-off policies by loan segment, if different. Specifically, explain how you determine that a loss is highly probable and clearly indentified.

Response:

Beginning with the Form 10-Q for the quarter ended September 30, 2011, the Company will enhance its policy disclosures related to charge-offs by loan segment and partial charge-offs, as follows:

The Company's policy is to charge-off a loan when a loss is highly probable and clearly identified. For consumer loans, the Company follows the guidelines issued by its primary regulator which specifies the number of days of delinquency to charge off a consumer loan by type of credit. For commercial loans, except for unsecured loans that are generally charged-off when a loan is 90 days past due, the Company does not have a policy to automatically charge-off a commercial loan when it reaches a certain status of delinquency. If a commercial loan is determined to have impairment, the Company will either establish a specific valuation allowance or, if management deems a loss to be highly probable and clearly identified, reduce the recorded investment in that loan by taking a full or partial charge-off. In making the determination that a loss is highly probable and clearly identified, management evaluates the type, marketability and availability of the collateral along with any credit enhancements supporting the loan. In determining when to fully or partially charge-off a loan, management considers prospects for collection of assets, likely time frame for repayment, solvency status of the borrower, the existence of practical or reasonable collection programs, the existence of shortfalls after attempts to improve collateral position, prospects for near-term improvements in collateral valuations, and other considerations identified in its internal loan review and workout processes.

Also:
    Disclose whether you charge-off a loan after the loan is a certain number of days delinquent.

    Response:     For consumer loans, the Company follows the guidelines issued by its primary regulator which specifies the number of days of delinquency to charge off a consumer loan by type of credit. For commercial loans, except for unsecured loans that are generally charged-off when a loan is 90 days past due, the Company does not have a policy to automatically charge-off a commercial loan when it reaches a certain status of delinquency.

    Confirm to us that the primary difference between the unpaid principal balance and recorded balance of impaired loans is due to partial charge-offs.

    Response:     The primary difference between the unpaid principal balance and the recorded balance of impaired loans is due to partial charge-offs, and, to a lesser extent, interest payments subsequently received and applied to the principal balance of the loan.

    Clearly disclose in your accounting policies whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during the periods presented.

    Response: See the above enhanced policy disclosures related to charge-offs by loan portfolio and partial charge-offs for additional details. The charge-off policy guidelines are reviewed periodically, and there were no changes to the charge-off policy during the periods presented.

    Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve.

    Response:     See the above enhanced policy disclosures for a discussion of triggering events and other factors that impact the decision to partially or fully charge-off a loan as compared to recording a specific reserve.

    Clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio (ALL to nonperforming loans).

Response: A partial charge-off reduces both the balance of the allowance for loan losses and the recorded investment in the impaired loan and, therefore, impacts credit loss statistics that are based on these measures. The Company's coverage ratio of the allowance for loan losses to nonperforming assets is reduced by a partial charge-off because the loan continues to be reported as an impaired and nonperforming loan at its estimated realizable value, but the allowance for loan losses was reduced by the amount of the expected loss. In addition, the partial charge-offs increases net charge-offs and the ratio of the net charge-offs to average loans and also increases the historical loss rates used in the determination of the adequacy of the allowance for loan losses.

Noninterest Expense, page 37

3. We note you state that the amount of nonperforming asset expense is impacted by the complexity and number of nonperforming loans and other real estate owned and could continue to be significant in future periods. Please tell us and revise future filings to clearly explain the type of expenses that you incur for nonperforming loans which could accrue to this account. Please detail whether these kinds of expenses were solely for loans held for sale or whether they could or have included loans held for investment. Provide separate quantification of the amounts for the periods presented if you have expenses for both held for sale and held for investment.

Response:

Beginning with the Form 10-Q for the quarter ended September 30, 2011, the Company will enhance its disclosure in the Noninterest Expense section of Management's Discussion and Analysis to describe the types of expenses included in nonperforming asset expense, as follows:

Nonperforming asset expense reported in noninterest expense includes expenses associated with impaired loans, other real estate owned and other repossessed assets held for sale as well as expenses related to impaired and nonperforming loans held for investment.

For assets held for sale, nonperforming asset expense related to other real estate owned and other repossessed assets include costs associated with owning and managing these assets, including real estate taxes, insurance, utilities and property management costs as well as any subsequent write-downs required by changes in the fair value of the assets and any gains or losses on dispositions. In addition, nonperforming asset expense in 2010 and 2009 included losses on impaired and nonaccrual commercial loans classified as held for sale due to additional write-downs related to declines in the fair value subsequent to when such assets were classified as held for sale.

Nonperforming asset expense related to loans held for investment includes expenses incurred by the Company's loan workout function for collection and foreclosure costs, receiver fees and expenses, and any other expenses incurred to protect the Company's interests in any loan collateral. In addition, nonperforming asset expenses include changes in the liability the Company established for estimated probable losses from off-balance sheet commitments associated with impaired loans, such as standby letters of credit or unfunded loan commitments.

A quantification of the amount of expenses in each of these categories for the periods indicated is as follows:

	Year Ended December 31,
	2010	2009	2008
	(dollars in thousands)
Held for Sale	$ 15,571	$ 9,544	$ 1,120
Held for Investment	4,219	2,182	3,591
Total	$ 19,790	$ 11,726	$ 4,711

June 30, 2010 Form 10-Q

The Company is answering the following questions assuming the reference was to the June 30, 2011 Form 10-Q.

Results of Operations, page 41

4. We note you present the non-GAAP measure pre-tax, pre-provision earnings from core operations. Please revise future filings to change the name of this non-GAAP measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses from net income to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety.

Response:

Beginning with the Form 10-Q for the quarter ended September 30, 2011, the Company will change the caption and all related references to this non-GAAP measure to "Pre-tax, pre-provision operating earnings".

Impaired Loans, page 59

5. Please revise future filings to disclose your policy for obtaining updated appraisals of collateral for impaired loans, other real estate owned and other repossessed assets. Also describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Response:

Beginning with the Form 10-Q for the quarter ended September 30, 2011, the Company will enhance its disclosure related to its policy for obtaining updated appraisals on impaired loans, other real estate owned and other repossessed assets. A draft of the proposed enhanced disclosure, which will be included in the Loan Quality and Nonperforming Asset section of Management's Discussion and Analysis, is as follows:

For impaired loans that are collateral dependent, the Company's practice is to obtain an updated appraisal every nine to 18 months, depending on the nature and type of the collateral and the stability of collateral valuations, as determined by senior members of credit management. Other real estate owned and repossessed assets require an updated appraisal at least annually. The Company has established policies and procedures related to appraisals and maintains a list of approved appraisers who have met specific criteria. In addition, the Company's policy for appraisals on real estate dependent commercial loans generally requires each appraisal to have an independent compliance and technical review by a qualified third party to ensure the consistency and quality of the appraisal and valuation. The Company discounts appraisals for estimated selling costs, and, when appropriate, considers the date of the appraisal and stability of the local real estate market when analyzing the estimated fair value of individual impaired loans that are collateral dependent.

We believe the responses above fully address the comments contained in your letter.

In addition, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Randall T. Conte

Randall T. Conte

Chief Financial Officer

cc: Dave Butler, KPMG audit partner